                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of

                       The Securities Exchange Act of 1934

(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001


                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ___________


COMMISSION FILE NUMBER ......................1-10888


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ATOFINA CAPITAL ACCUMULATION PLAN
             (formerly known as the FINA Capital Accumulation Plan)
                               15710 JFK Boulevard
                              Houston, Texas 77032

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TOTAL FINA ELF S.A.
                              2 place de la Coupole
                                  Tour Coupole
                                  La Defense 6
                                92400 COURBEVOIE
                                     France

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee of the
   ATOFINA Capital Accumulation Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ATOFINA Capital Accumulation Plan (the Plan), formerly the FINA Capital Accumulation Plan, as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
-------------------

Houston, Texas
July 1, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.




                          INDEPENDENT AUDITORS' REPORT

To the FINA Administrative Committee
FINA Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits of the FINA Capital Accumulation Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Houston, Texas
June 8, 2001

                        ATOFINA CAPITAL ACCUMULATION PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                                2001                2000
                                                            ------------        ------------
Investments, at fair value                                  $202,005,938         239,175,333

Employer contributions receivable                                  7,899                   0

Securities receivable                                            823,735                   0

Accrued interest receivable                                       14,431              37,478

Accrued dividends receivable                                     190,000             660,848

Miscellaneous receivables                                              0              71,728
                                                            ------------        ------------
              Plan assets                                    203,042,003         239,945,387

Administrative expenses payable                                   95,930              66,673

Miscellaneous payables                                                 0             346,297
                                                            ------------        ------------
              Net assets available for plan benefits        $202,946,073         239,532,417
                                                            ============        ============


See accompanying notes to financial statements.

                        ATOFINA CAPITAL ACCUMULATION PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001


Contributions:
     Employee                                                                          $    8,534,005
     Employer                                                                               4,960,422
     Rollovers                                                                                281,503
                                                                                       --------------
              Total contributions                                                          13,775,930
Investment income:
     Interest                                                                                 546,211
     Dividends                                                                              1,909,905
     Net depreciation in fair value of American Depositary Shares and Warrants            (6,591,659)
     Net investment loss from mutual funds                                                 (1,107,680)
     Net investment loss from common collective trust funds                                (1,943,085)
                                                                                       --------------
              Total receipts                                                               (7,186,308)
Payments to participants                                                                   21,347,935
Administrative expenses                                                                       255,318
Transfer to Total Fina Elf Finance USA, Inc. Savings Plan                                  21,572,713
                                                                                       --------------
              Net decrease in net assets available for plan benefits                      (36,586,344)
Net assets available for plan benefits:
     Beginning of year                                                                    239,532,417
                                                                                       --------------
     End of year                                                                       $  202,946,073
                                                                                       ==============



See accompanying notes to financial statements.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)   DESCRIPTION OF THE PLAN

      (a)   GENERAL

            The ATOFINA Capital Accumulation Plan (formerly the FINA Capital Accumulation Plan) (the Plan) operates for the benefit of certain employees of Total Fina Elf S.A. (the Company), a French company that is publicly traded on the New York Stock Exchange, and an indirect wholly owned subsidiary, American Petrofina Holding Company (APHC), hereafter referred to as the "employing companies."

            The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2001, the Plan was amended and restated, and the Plan name was changed to ATOFINA Capital Accumulation Plan. The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

            The Plan is administered by an administrative committee (Committee) appointed by and acting on behalf of the Board of Directors of the Company. Pursuant to the Plan's trust agreement, an independent trustee (Trustee) maintains custody of the Plan's assets. Mellon Trust serves as the Trustee, and Hewitt & Associates serves as the independent record keeper.

      (b) TRANSFER TO TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN AND ALON USA DELAWARE, LLC

            Effective January 1, 2001, the Committee agreed to spin off the portion of the Plan benefiting employees of the company's exploration and production division into the Total Fina Elf Finance USA, Inc. Savings Plan (Total Plan). Assets totaling $21,572,713 were spun off to the Total Plan. The assets included Total Fina Elf S.A. American Depositary Shares (ADS), Total Fina Elf S.A. warrants (Warrants), and cash.

            Effective July 31, 2000, the Company entered into an agreement to sell their Southwest Business Unit to Alon USA Delaware, LLC (Alon). This transaction closed on August 1, 2000. The affected participants' participation in the Plan ceased on August 1, 2000. Upon termination, the affected participants had the option to either
            (a) roll their account balances into IRAs, (b) elect a lump-sum cash distribution, (c) leave their account balances in the Plan if the amount was greater than $5,000, or (d) roll their account balances into a plan sponsored by Alon. Participants with outstanding loan balances could elect to make a plan-to-plan transfer of their entire account balances, including the loan balances, from the Plan to a plan sponsored by Alon. Any distributions elected by the Alon participants during the 2001 Plan year are included as payments to participants in the statement of changes in net assets available for plan benefits.

      (c)   ELIGIBILITY

            An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      (d)   CONTRIBUTIONS

            Participants may elect to contribute up to 15% on a pre-tax basis, or a combination of pre-tax and after-tax contributions not exceeding 15% of their basic compensation. Eligible employees are automatically deemed to have made a pre-tax election of 3% unless the employee has affirmatively elected to make no pre-tax contributions or elected to make pre-tax contributions in a different amount. Eligible participants may also elect to rollover distributions from a former employer's qualified retirement plan.

            For each participant, an employing company will contribute an amount up to 6% of the participant's basic compensation for the pay period (Matching Contribution). Participants must contribute a minimum of 3% pre-tax contributions before the Company will match after-tax contributions. Matching Contributions are reduced by participants' forfeitures.

            Employee contributions are paid to the Trustee in cash, and Matching Contributions are paid to the Trustee in cash or Total Fina Elf S.A. ADSs.

      (e)   VESTING PROVISIONS

            Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2001, participants are 100% vested in Matching Contributions at all times. Prior to January 1, 2001, participants became vested in Matching Contributions based on years of service with the employing companies as follows:

                        Less than 3 years                  0%
                        3 years                           60%
                        4 years                           80%
                        5 years                          100%


      (f)   INVESTMENTS

            Each participant's account is credited with his or her contribution, the Company Matching Contribution, and an allocation of Plan earnings and administrative expenses. Allocations are based on the proportion that each participant's account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

      (g)   INVESTMENT OPTIONS

            Participants may direct the investment of their pre-tax and after-tax contributions into three mutual funds, three common collective trusts, or Total Fina Elf S.A. ADSs. The Matching Contributions are invested in Total Fina Elf S.A. ADSs. Warrants may continue to be held by the participant, but are not available for future investment.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      (h)   PARTICIPANT LOANS

            A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant's vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustees to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant's vested interest under the Plan following such withdrawal.

      (i)   DISTRIBUTIONS AND FORFEITURES

            Upon termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants had requested distributions in the amount of $558,757 and $14,511 at December 31, 2001 and 2000, respectively, that had not yet been paid by the Trustee.

            Prior to January 1, 2001, a participant's nonvested percentage of the participant's allocation of the Plan's Matching Contribution became a forfeiture upon a participant's termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce future Company Matching Contributions.

      (j)   PLAN TERMINATION

            Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      (k)   EXPENSES OF ADMINISTERING THE PLAN

            All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      (b)   VALUATION OF INVESTMENTS

            Investments are reported at fair market value. The Total Fina Elf S.A. ADSs, Warrants, and mutual funds are valued based upon quoted market prices. The common collective trust funds are stated at fair value, as determined by the assets' trustee, by reference to published market data, if available, of the underlying assets. Participant loans are valued at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis.

            Net investment loss from mutual funds and common collective trust funds includes realized gains (losses) on the sale of investments, unrealized appreciation (depreciation) in fair value of investments, interest and dividends. Net appreciation (depreciation) in fair value of Total Fina Elf S.A. ADSs and Warrants includes realized gains (losses) from the sale of Total Fina Elf S.A. ADSs and Warrants, and unrealized appreciation (depreciation) in fair value of Total Fina Elf S.A. ADSs and Warrants.

      (c)   USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(3)   INVESTMENTS

      The fair market values of individual assets that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                              2001                2000
                                          ------------        ------------
        Total Fina Elf S.A. ADSs*        $130,926,306         156,614,160
        New Perspective Fund                12,116,052          15,566,717
        Equity Index Fund H                 16,084,452          20,043,763

      * Nonparticipant-directed

(4)   TOTAL FINA ELF S.A. ADSS AND WARRANTS

      Each participant is entitled to exercise voting rights attributable to the Total Fina Elf S.A. ADSs allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the Total Fina Elf S.A. ADSs the Trustee will vote the Total Fina Elf S.A. ADSs in the same proportion as the votes received by the Trustee.

      The Warrants are the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998, participants who held shares of Fina, Inc. stock in the Plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total S.A. all outstanding PetroFina warrants were exchanged for Total S.A. warrants. Following the consolidation of Total Fina Elf S.A., all Total S.A. warrants have been exchanged for Total Fina Elf S.A. Warrants. Each Warrant entitles the participant to acquire one ADS at a price of $46.94. Warrants expire on August 5, 2003.

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(5)   CONCENTRATION OF INVESTMENTS

      The Plan's investment in Total Fina Elf S.A. ADSs and Warrants represents 68% and 70% of total investments as of December 31, 2001 and 2000, respectively. The Company is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Total Fina Elf S.A. ADS fund contains both participant and nonparticipant-directed investments as of December 31, 2001 and 2000. The relative amounts cannot be separated, and as such, information about the net assets and the significant components of the changes in net assets relating to the entire fund is as follows:

                                                    2001              2000
                                               --------------     -------------
      Net assets:
         Cash equivalents                      $    1,107,981         1,923,714
         Total Fina Elf S.A. ADSs                 130,926,306       156,614,160
         Employer contributions receivable              7,899                --
         Securities receivables                       799,628                --
         Accrued interest receivable                    3,599            12,617
         Accrued dividends receivable                 190,000           660,848
         Administrative expenses payable              (16,369)          (24,882)
         Miscellaneous payables                            --          (226,821)
                                               --------------     -------------
                                               $  133,019,044       158,959,636
                                               ==============     =============

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



                                                                           2001
                                                                       ------------
      Changes in net assets:
         Employee contributions                                        $  2,174,917
         Employer contributions                                           4,960,422
         Rollovers                                                           24,285
         Dividends                                                        1,909,905
         Interest                                                            98,791
         Net depreciation in fair value of Total
          Fina Elf S.A. ADSs                                             (4,801,930)
         Administrative expenses                                           (206,383)
         Benefits paid to participants                                  (15,157,553)
         Transfers to participant-directed investments                     (994,548)
         Transfer to Total Fina Elf Finance USA, Inc. Savings Plan      (13,948,498)
                                                                       ------------
                                                                       $(25,940,592)
                                                                       ============


(7)   FEDERAL INCOME TAXES

      The Plan has obtained from the Internal Revenue Service a determination letter dated March 19,1996 indicating that the Plan qualifies under the provision of Section 401(a) of the Internal Revenue Code of 1986 as amended (the Code) and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, the Company believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

(8)   RECONCILIATION TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                             2001             2000
                                                         ------------     ------------
      Net assets available for plan benefits per the
         financial statements                            $202,946,073      239,532,417
      Amounts allocated to withdrawing participants          (558,757)         (14,511)
                                                         ------------     ------------
      Net assets available for plan benefits per the
         Form 5500                                       $202,387,316      239,517,906
                                                         ============     ============

                        ATOFINA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



      The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                      2001
                                                                                  ------------
      Payments to participants per the financial statements                       $ 21,347,935
      Add amounts allocated to withdrawing participants at December 31, 2001           558,757
      Less amounts allocated to withdrawing participants at December 31, 2000          (14,511)
                                                                                  ------------
      Payments to participants per the Form 5500                                  $ 21,892,181
                                                                                  ============


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(9)   RISKS AND UNCERTAINTIES

      The Plan provides for investments in Total Fina Elf S.A. ADSs and Warrants, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(10)  PARTY-IN-INTEREST TRANSACTIONS

      The Plan engages in investment transactions with funds managed by Mellon Trust, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan investments in Total Fina Elf S.A. ADSs and Warrants, which are shares and units of Company securities. The Company is the parent of the sponsor of the Plan; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

(11)  SUBSEQUENT EVENTS

      Effective January 1, 2002, the Plan was amended to allow for the statutory changes under the Economic Growth and Tax Relief Reconciliation Act of 2001. In addition, effective January 1, 2002, Company Matching Contributions will be invested as directed by participants, and Company Matching Contributions received prior to January 1, 2002 may be diversified to other investment options in the Plan. All new employees will be automatically enrolled in the Plan at 6% of pre-tax compensation if no positive election is received.

                        ATOFINA CAPITAL ACCUMULATION PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                             CURRENT
    IDENTITY OF ISSUE               DESCRIPTION OF INVESTMENT               COST              VALUE
--------------------------   ----------------------------------------   ------------      -------------
Total Fina Elf S.A.*         American Depositary Shares                 $ 86,564,734**      130,926,306
Total Fina Elf S.A.*         Warrants                                              0          6,957,139
American Funds, Inc.         Balanced Fund                                         0          9,496,464
American Funds, Inc.         New Perspective Fund                                  0         12,116,052
Dreyfus Funds                Growth and Value Fund                                 0          7,079,047
Barclays Global Investors    Equity Index Fund H                                   0         16,084,452
Barclays Global Investors    U.S. Debt Market Fund                                 0          4,917,697
Mellon Bank*                 Short Term Interest Fund II                           0          7,156,780
Mellon Bank*                 Short Term Interest Fund II                   1,107,981**        1,107,981
Barclays Global Investors    Money Market Fund                                     0                218
Participant Loans*           Interest rates ranging from 6% to 10.5%               0          6,163,802
                                                                                          -------------
                                                                                            202,005,938
                                                                                          =============

* Party-in-interest.
** Represents nonparticipant-directed investment.

                        ATOFINA CAPITAL ACCUMULATION PLAN

           Schedule H, Line 4j - Schedule of Reportable Transactions -


                          Year ended December 31, 2001


                                                                                  IN-KIND
                                                                     PURCHASE     EXCHANGES
IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET            PRICE(a)     IN(c)
--------------------------   ------------------------------------   -----------   ---------
Single Transactions

Total Fina Elf S.A.*         American Depositary Shares             $         0         0

Series Transactions

Total Fina Elf S.A.*         American Depositary Shares               9,840,133         0

The Boston Company, Inc.     Pooled Employee Daily Liquidity Fund    26,554,727         0

                                                                      COST OF
                                            COST OF      IN-KIND      ASSETS
                             SELLING        ASSETS       EXCHANGES    EXCHANGED    NET
IDENTITY OF PARTY INVOLVED   PRICE(b)       SOLD         OUT(c)       OUT          GAIN
--------------------------   -----------   ----------   ----------   ----------   ----------
Single Transactions

Total Fina Elf S.A.*                   0            0   13,948,529    8,834,700    5,113,829

Series Transactions

Total Fina Elf S.A.*           8,008,856    5,045,268   22,717,201   14,454,299   11,226,490

The Boston Company, Inc.      28,478,427   28,478,427            0            0            0

(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price for in-kind exchanges in/out.

Note: This schedule is a listing of single and series of transactions (for nonparticipant- directed investments) in the same security which exceed 5% of the market value of the Plan assets held on January 1, 2001.

      * Party-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              ATOFINA CAPITAL ACCUMULATION PLAN

Date: July 1, 2002
                                              /s/ William E. Campbell
                                              ---------------------------------
                                              Vice President and
                                              Chief Financial Officer

                                INDEX TO EXHIBIT

      EXHIBIT NUMBER                   DESCRIPTION
      --------------         -----------------------------------------------
      23.1                   Independent Auditors' Consent

      23.2                   Notice Regarding Consent of Arthur Andersen LLP